UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

CPI INTERNATIONAL HOLDING CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	333-173372-07 (Commission File No.)	90-0649687 (I.R.S. Employer Identification No.)
811 Hansen Way, Palo Alto, California 94303 (Address of Principal Executive Offices and Zip Code)
Joel A. Littman (650) 846-2900 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1.    Conflict Minerals Disclosure

Item 1.01.    Conflict Minerals Disclosure and Report

Overview
As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder, CPI International Holding Corp. (the “Company”) has prepared a Conflict Minerals Report, which is filed as an exhibit to this Form SD. The Conflict Minerals Report will be made available on the Company’s website at www.cpii.com under “Corporate Citizenship,” as soon as reasonably practicable after the Company electronically files that report with the SEC. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this report on Form SD or the Conflict Minerals Report.

Item 1.02.    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2.    Exhibits

Item 2.01.    Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2014, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CPI INTERNATIONAL HOLDING CORP., a Delaware corporation (Registrant)

/s/ JOEL A. LITTMAN	Date:	May 29, 2015
Joel A. Littman Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.